EXHIBIT 99.1

Service Expertise Integrity

NORTHERN TRUST CORPORATION

Frederick H. Waddell
Chairman &
Chief Executive Officer

Goldman Sachs U.S. Financial Services Conference

New York City

December 8, 2009

Northern Trust

Forward Looking Statement

This presentation may include forward-looking statements such as statements that relate to Northern Trust's financial goals, dividend policy, expansion and business development plans, anticipated expense levels and projected profit improvements, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, anticipated tax benefits and expenses, and the effects of any extraordinary events and various other matters (including developments with respect to litigation, other contingent liabilities and obligations, and regulation involving Northern Trust and changes in accounting policies, standards and interpretations) on Northern Trust's business and results. These statements speak of Northern Trust's plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Our 2008 annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ, and you are urged to read them. Northern Trust disclaims any continuing accuracy of the information provided in this presentation after today.

Agenda



Northern Trust Corporation

- ☑ Strategic Positioning
- ☑ Financial Strength
- ☑ Current Topics of Interest

Northern Trust

Service Expertise Integrity

Service Expertise Integrity

Strategic Positioning

Northern Trust

A Client-centric and Highly Focused Business Model


Our Clients
Pension Funds
Large Corporations
Investment Management Firms
Insurance Companies
Sovereign Wealth Funds
Government Agencies
Taft-Hartley
Foundations / Endowments / Healthcare
Families
Family Foundations
Family Offices
Individuals
Privately Held Businesses
Corporate & Institutional Services
Personal Financial Services
Northern Trust Global Investments
Operations & Technology

Assets Under Custody **$3.6 Trillion**	**Assets Under Management** **$610.5 Billion**	**Balance Sheet Assets** **$78.0 Billion**

As of 9/30/09

Service Expertise Integrity

Extensive Reach in High Growth Target Market

Network of 81 PFS Offices in 18 States

Over 50% of the U.S. millionaire market resides within a 45-minute drive of Northern Trust offices.

Northern Trust Named

'Best Private Bank in North America'

By publications of the Financial Times Group, November 2009



Washington (1)
Minnesota (1)
Wisconsin (1)
Michigan (3)
Massachusetts (1)
Connecticut (1)
New York (1)
Delaware (1)
Nevada (1)
Illinois (15)
Ohio (1)
Colorado (1)
Missouri (1)
California (11)
Georgia (1)
Arizona (8)
Texas (7)
Florida (25)

Northern Trust

Service | Expertise | Integrity

Positioned Globally for Growth

Serving clients locally and capitalizing on global opportunities


North America
Chicago (Corporate Headquarters)
Toronto
New York
Europe, Middle East, & Africa
Dublin
Limerick
Guernsey
Jersey
Stockholm
London
Amsterdam
Luxembourg
Abu Dhabi
Asia Pacific
Tokyo
Beijing
Hong Kong
Bangalore
Singapore
Melbourne

18 Locations Worldwide

Clients in 41 Countries

Trade Settlement in 90+ Markets

59% of C&IS AUC is Global

~30% of Staff is Outside U.S.

Northern Trust

Service Expertise Integrity

Providing Investment Solutions to Target Clients

Assets Under Management - $610.5 Billion

September 30, 2009

Personal Financial Services

$141.5 Billion


Equities
$48B / 34%
Fixed
Income
$46B / 32%
Short
Duration
$38B / 27%
Other
$10B
7%

Corporate & Institutional Services

$469.0 Billion


Passive
$258B / 55%
Sec
Lending
Collateral
$111B / 24%
Short
Duration
$65B / 14%
Other
$1B / <1%
Active Fixed
Income / $7B / 1%
Manager of Managers
$27B / 6%

Northern Trust

Service Expertise Integrity

Financial Strength

Northern Trust

Consistently Strong and Conservative Balance Sheet

High Quality, Short Duration Securities Portfolio

- 90% of Northern Trust's total securities portfolio composed of triple-A rated securities
- 81% of Asset-Backed Securities rated triple-A
- Exposure to subprime Asset-Backed securities relative to the overall portfolio minimal at ~1%
- Total net, pre-tax unrealized losses of only $52 million

Diversified, High Quality Loan Portfolio

- Relationship-based lending practices
- Consistent and conservative underwriting standards
- Loan quality is notably better than peer averages*



3.86%
1.07%
2.78%
0.65%
EOP NPAs to Loans
NCOs to Avg Loans
NTRS
Top 20 Peers' Average

Consistently Outstanding Capital Strength

Northern Trust Corporation

Tier 1 Capital Ratio	13.3%
Well Capitalized Guideline	*6.0%*
Total Risk-Based Ratio	15.7%
Well Capitalized Guideline	*10.0%*
Leverage Ratio	9.0%
Well Capitalized Guideline	*5.0%*
Tier 1 Common Equity	12.7%
Tangible Common Equity	7.5%

COMMON EQUITY ($ Billions)

CAGR: +12%



$2.7
$2.9
$3.1
$3.3
$3.6
$3.9
$4.5
$4.9
$6.2
2001
2002
2003
2004
2005
2006
2007
2008
3Q09

All data is as of September 30, 2009. *Top 20 U.S. banks in terms of balance sheet assets.

Strong Year-to-Date 2009 Financial Performance Despite Market Headwinds

Operating Basis e.g. excluding VISA related items

($ in millions, except EPS)	Year-to-Date 9/30/09	Year-to-Date 9/30/08
Trust, Inv. & Other Servicing Fees	$1,535	$1,647
Foreign Exchange Trading Income	$358	$382
Other Non-Interest Income	$188	$201
Net Interest Income	$796	$781
Total Revenues	$2,877	$3,011
Non-Interest Expenses	$1,713	$2,379*
Provision for Credit Losses	$175	$55
Pre-Tax Income	$989	$577
Taxes	$336	$259
Net Income	$653	$318
Operating EPS	$2.29	$1.40

*Includes $561.5 million in voluntary client support related charges or ($1.59) of earnings per share.

Northern Trust

Service Expertise Integrity

Service

Expertise

Integrity

Current Topics of Interest

Northern Trust

Spotlight: Net Interest Income

Net Interest Income is driven by balance sheet composition, trends in earnings assets and interest rate dynamics.



Net Interest Margin
Average Earning Assets ($Billions)
Net Interest Income ($Millions)
$513
$557
$622
$648
$651
$601
$621
$735
$810
$908
$1,129
$796
$25
$27
$31
$32
$34
$35
$37
$41
$46
$53
$64
$66
2.08%
2.05%
2.02%
2.02%
1.93%
1.73%
1.68%
1.82%
1.76%
1.70%
1.76%
1.60%
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
YTD 2009

Northern Trust

Service Expertise Integrity

Spotlight: Foreign Exchange Trading Income

Foreign Exchange Trading Income is an outgrowth of our successful global custody business, and is primarily driven by currency volatility and client volumes.



Foreign Exchange Trading Income ($Millions)
Global Custody Assets ($Billions)
$104
$108
$153
$140
$106
$110
$158
$180
$247
$351
$616
$358
$200
$312
$385
$452
$471
$727
$965
$1,240
$1,691
$2,087
$1,422
$1,898
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
YTD 2009

Northern Trust

Service Expertise Integrity

Spotlight: Securities Lending Fees

Securities Lending is a client-directed asset management service driven by capital markets supply and demand dynamics, and the interest rate and credit spread environment.



Securities Lending Fees ($Millions)
Securities Lending Collateral ($Billions)
$85
$98
$117
$136
$100
$99
$120
$149
$192
$293
$434
$113
$65
$81
$95
$92
$89
$133
$188
$217
$248
$270
$110
$111
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
YTD 2009

*Securities lending mark-to-market collateral fund marks have been excluded in 2007, 2008 and YTD 2009.

Northern Trust

Service Expertise Integrity

Service

Expertise

Integrity

Concluding Thoughts

Northern Trust

120-Year Heritage of Service, Expertise and Integrity

1889 → **2009**

Northern Trust

Long-Term Success Due to Enduring Strategies:

- ✓ Leadership positions in client-focused business segments
- ✓ Attractive market and geographic growth opportunities
- ✓ Comprehensive product capabilities
- ✓ Distinctive balance sheet and capital strength
- ✓ Invested, experienced and stable management team
- ✓ Proven record of managing the business for long-term growth and profitability

Service
Expertise
Integrity

NORTHERN TRUST CORPORATION

Frederick H. Waddell
Chairman &
Chief Executive Officer

Goldman Sachs U.S. Financial Services Conference

New York City
December 8, 2009

Northern Trust